As filed with the Securities and Exchange Commission on December 21, 2017

Registration No. 333-217601

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Nine Energy Service, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1389	80-0759121
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

16945 Northchase Drive, Suite 1600

Houston, TX 77060

(281) 730-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Theodore R. Moore

Senior Vice President and General Counsel

16945 Northchase Drive, Suite 1600

Houston, TX 77060

(281) 730-5100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sarah K. Morgan Lanchi D. Huynh Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 (713) 758-2222	Matthew R. Pacey Justin F. Hoffman Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
	(Do not check if a smaller reporting company)		Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Amendment No. 5 to the Registration Statement on Form S-1 (Registration No. 333-217601) (the “Registration Statement”) is being filed for the purpose of amending Item 15 of Part II thereof and filing Exhibits 10.21, 10.22 and 10.23 to the Registration Statement. No changes or additions are being made hereby to the Prospectus constituting Part I of the Registration Statement (not included herein) or to Items 13, 14 or 17 of Part II of the Registration Statement.

1

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC Registration Fee, FINRA Filing Fee and New York Stock Exchange listing fee), the amounts set forth below are estimates.

SEC Registration Fee	$38,653
FINRA Filing Fee	$50,525
New York Stock Exchange listing fee	$150,000
Accountants’ fees and expenses	$750,000
Legal fees and expenses	$1,500,000
Printing and engraving expenses	$500,000
Transfer agent and registrar fees	$5,000
Miscellaneous	$178,822

Total	$3,173,000

*	To be provided by amendment

Item 14. Indemnification of directors and officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our charter provides that a director will not be liable to the Company or its stockholders for monetary damages to the fullest extent permitted by the DGCL. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, will be limited to the fullest extent permitted by the amended DGCL. Our charter and bylaws provide that the Company will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities. In addition, we intend to enter into indemnification agreements with our current and future directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent sales of unregistered securities.

During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions or any public offering, and we believe that each of these transactions was exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder or Rule 701 of the Securities Act. The recipients of these securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions.

The following table sets forth information on the restricted stock awards issued by us and common stock issued pursuant to the exercise of stock options in the three years preceding the filing of this registration statement.

Person or class of person	Date of issuance/ option exercise	Total shares of restricted stock	Common stock issued pursuant to options/ warrants exercises	Total consideration
SCF-VII, L.P.	June 30, 2014		59,884	$11,000,091.96
Nine Executive Officer	June 30, 2014		27,218	$4,999,674.42
Former Nine Employee	March 8, 2015		200	$25,236.00
Former Nine Employee	April 20, 2015		167	$31,982.17
Former Nine Employee	August 11, 2015		326	$59,882.94
Former Nine Employee	August 12, 2015		1,250	$59,837.50
Nine Executive Officer	July 15, 2015	1,505		*
Nine Executive Officer	July 15, 2015	2,500		*
Nine Executive Officer/Employee	July 15, 2015	7,500		*
Nine Employee	December 15, 2015	3,500		*
Nine Employee	December 16, 2016	3,100		*
Nine Employee	March 20, 2017	200		*
Nine Employee	March 20, 2017	599		*
Nine Employee	March 20, 2017	200		*
Nine Director	March 20, 2017	400		*
Nine Employee	March 20, 2017	200		*
Nine Employee	March 20, 2017	300		*
Nine Employee	March 20, 2017	600		*
Nine Employee	March 20, 2017	200		*

Person or class of person	Date of issuance/option exercise	Total shares of restricted stock	Common stock issued pursuant to options/ warrants exercises	Total consideration
Nine Employee	March 20, 2017	400		*
Nine Employee	March 20, 2017	799		*
Nine Employee	March 20, 2017	300		*
Nine Employee	March 20, 2017	200		*
Nine Employee	March 20, 2017	1,199		*
Nine Executive Officer	March 20, 2017	699		*
Nine Executive Officer	March 20, 2017	999		*
Former Nine Employee	March 20, 2017	300		*
Nine Employee	March 20, 2017	100		*
Nine Employee	March 20, 2017	300		*
Nine Employee	March 20, 2017	200		*
Nine Employee	March 20, 2017	200		*
Nine Employee	March 20, 2017	799		*
Nine Employee	March 20, 2017	300		*
Nine Employee	March 20, 2017	799		*
Nine Employee	March 20, 2017	200		*
Nine Director	March 20, 2017	400		*
Nine Employee	March 20, 2017	200		*
Nine Executive Officer	March 20, 2017	10,000		*
Nine Employee	March 20, 2017	200		*
Nine Employee	March 20, 2017	400		*
Nine Employee	March 20, 2017	400		*
Nine Director	March 20, 2017	1,199		*
Nine Employee	March 20, 2017	300		*
Nine Executive Officer	March 20, 2017	2,797		*
Nine Employee	March 20, 2017	300		*
Nine Employee	March 20, 2017	320		*
Nine Employee	March 20, 2017	600		*
Nine Employee	March 20, 2017	320		*
Nine Director	March 20, 2017	400		*
Nine Employee	March 20, 2017	400		*
Nine Executive Officer	March 31, 2017	9,000		*

*	No cash consideration was paid to us by any recipient of any restricted stock award.

The following table sets forth information on the stock options issued by us in the three years preceding the filing of this registration statement.

Date of issuance	Number of options granted	Grant date exercise price ($/sh)
June 5, 2014	1,362	$366.88
June 13, 2014	200	$396.95
June 30, 2014	5,277	$396.95
August 11, 2014	100	$396.95
October 1, 2014	91	$548.30
July 15, 2015	20,880	$332.20

Date of issuance	Number of options granted	Grant date exercise price ($/sh)
December 15, 2015	20,087	$234.97
April 1, 2016	112	$223.13
July 8, 2016	2,752	$181.62
October 7, 2016	2,752	$181.62
December 16, 2016	3,375	$181.62
January 17, 2017	1,650	$181.62
March 20, 2017	32,469	$250.27
March 21, 2017	12,625	$250.27
March 31, 2017	12,000	$250.27

No cash consideration was paid to us by any recipient of any of the foregoing options for the grant of such options. All of the stock options described above issued prior to the completion of the Combination were granted under the Stock Plan, to the officers, employees and consultants of the Company.

On April 30, 2014, we issued 7,500 shares of common stock to the former members of Dak-Tana Wireline, LLC as consideration for the Dak-Tana Wireline Acquisition.

Pursuant to a Subscription Agreement dated June 5, 2014, a former Nine Employee subscribed to purchase 545 shares of our common stock in exchange for a cash payment of $199,949.60.

Pursuant to a Subscription Agreement dated June 6, 2014, a Nine Employee subscribed to purchase 272 shares of our common stock in exchange for a cash payment of $99,791.36.

On June 30, 2014, we issued 105,000 shares of common stock to the former members of Crest Pumping Technologies, LLC as consideration for the Crest Pumping Technologies Acquisition.

Pursuant to a Subscription Agreement dated November 17, 2014, a Nine Employee subscribed to purchase 408 shares of our common stock in exchange for a cash payment of $149,687.04.

Pursuant to a Subscription Agreement dated July 15, 2015, Ms. Fox subscribed to purchase 602 shares of our common stock in exchange for a cash payment of $199,984.40.

On September 1, 2015, we issued 3,010 shares of common stock to the former members of Pat Greenlee Builders, LLC as consideration for the G8 Oil Tool Acquisition.

Pursuant to a Subscription Agreement dated October 6, 2016, a Nine Employee subscribed to purchase 1,376 shares of our common stock in exchange for a cash payment of $249,909.12.

Pursuant to a Subscription Agreement dated October 7, 2016, a Nine Employee subscribed to purchase 1,376 shares of our common stock in exchange for a cash payment of $249,909.12.

Pursuant to a Subscription Agreement dated January 17, 2017, a Nine Employee subscribed to purchase 550 shares of our common stock in exchange for a cash payment of $99,891.00.

Pursuant to a Subscription Agreement dated January 17, 2017, a Nine Employee subscribed to purchase 550 shares of our common stock in exchange for a cash payment of $99,891.00.

Pursuant to a Subscription Agreement dated January 17, 2017, a Nine Employee subscribed to purchase 550 shares of our common stock in exchange for a cash payment of $99,891.00.

On January 31, 2017, we issued 3,010 shares of common stock to the former members of Pat Greenlee Builders, LLC as deferred consideration for the G8 Oil Tool Acquisition.

On February 28, 2017, we completed the Combination, through which Nine Energy Service, Inc. and Beckman Production Services, Inc. were combined. In the Combination, Nine Energy Service, Inc. was the surviving entity, all of the outstanding shares held by each of the former Beckman Production Services, Inc. shareholders in Beckman Production Services, Inc. were acquired in exchange for 669,270 of our shares.

In connection with the Combination and pursuant to subscription agreements dated March 10, 2017, we offered each of our stockholders (our existing stockholders and the Beckman stockholders) who were accredited investors or non-U.S. persons (as such term is defined in Regulation S under the Securities Act) the opportunity to purchase shares of our common stock worth $20 million in the aggregate, up to their pro-rata ownership of the Company in the Combined Nine Subscription Offer). If each eligible purchaser did not purchase its respective pro rata portion of such approximately $20 million of shares of our common stock, the eligible purchasers that elected to participate in the Combined Nine Subscription Offer were entitled, but not obligated, to purchase the remaining number of shares of our common stock worth $20 million in the aggregate. In connection with Combined Nine Subscription Offer, 55 stockholders, including some of our executive officers and directors, subscribed to purchase 79,914 shares of our common stock in exchange for aggregate cash payments of approximately $20 million. The proceeds from the Combined Nine Subscription Offer were used to (i) to finance the purchase of non-accredited investors’ shares in the Combination and pay fees and expenses related to the Combination and (ii) for general corporate purposes, including ensuring compliance with our financial covenants under the Existing Nine Credit Facility. In connection with the Combined Nine Subscription Offer, we issued to those stockholders who purchased shares of our common stock a warrant to purchase additional shares of our common stock on the basis of one warrant share for every two shares purchased in the Combined Nine Subscription Offer, resulting in warrants issued to purchase an aggregate of 39,945 shares of our common stock. The warrants were called by the Company on July 25, 2017, and all warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

In addition to the Combined Nine Subscription Offer, though not in connection with the Combination, pursuant to subscription agreements dated March 10, 2017, we offered each of our existing stockholders pre-Combination who were accredited investors or non-U.S. persons (as such term is defined in Regulation S under the Securities Act) the opportunity to purchase shares of our common stock worth $5 million in the aggregate, up to their pro-rata ownership of the Company (the “Nine Subscription Offer”). If each eligible purchaser did not purchase its respective pro rata portion of such approximately $5 million of shares of our common stock, the eligible purchasers that elected to participate in the Nine Subscription Offer were entitled, but not obligated, to purchase the remaining number of shares of our common stock worth $5 million in the aggregate. In connection with Nine Subscription Offer, 41 stockholders, including some of our executive officers and directors, subscribed to purchase 19,978 shares of our common stock in exchange for aggregate cash payments of approximately $5 million. The proceeds from the Nine Subscription Offer were retained by us to ensure compliance with our financial covenants under the Existing Nine Credit Facility. In connection with the Nine Subscription Offer, we issued to those stockholders who purchased shares of our common stock a warrant to purchase additional shares of our common stock on the basis of one warrant share for every two shares purchased in the Nine Subscription Offer, resulting in warrants issued to purchase an aggregate of 9,980 shares of our common stock. The warrants were called by the Company on July 25, 2017, and all warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

In addition to the Combined Nine Subscription Offer and the Nine Subscription Offer, though not in connection with the Combination, pursuant to subscription agreements dated February 10, 2017, Beckman offered each of its stockholders pre-Combination who were accredited investors or non-U.S. persons (as such term is defined in Regulation S under the Securities Act) the opportunity to purchase shares of its common stock worth $15 million in the aggregate, up to their pro-rata ownership of Beckman (the “Beckman Subscription Offer” and with the Combined Nine Subscription Offer and the Nine Subscription Offer, the “Subscription Offers”). If each eligible purchaser did not purchase its respective pro rata portion of such approximately $15 million of shares of its common stock, the eligible purchasers that elected to participate in the Beckman Subscription Offer were entitled, but not obligated, to purchase the remaining number of shares of its common stock worth $15 million in the aggregate. In connection with Beckman Subscription Offer, 15 stockholders, including some of our executive officers and directors, subscribed to purchase 105,680 shares of Beckman common stock in exchange for aggregate cash payments of approximately $15 million (59,937 shares of our common stock after giving effect to the application of the exchange ratio used with respect to the Combination to convert the shares of Beckman common stock into shares of our common stock). The proceeds from the Beckman Subscription Offer were used to pay outstanding indebtedness under the Existing Beckman Credit Facility. In connection with the Beckman Subscription Offer, Beckman issued to those stockholders who purchased shares of its common stock a warrant to purchase additional shares of its common stock on the basis of one warrant share for every two shares purchased in the Beckman Subscription Offer, resulting in warrants issued to purchase an aggregate of 29,959 shares of our common stock based on the exchange ratio used with respect to the combination. Beckman shares of common stock issued in the Beckman Subscription Offer and warrants purchased in the Beckman Subscription Offer converted into shares and warrants of our common stock based on the exchange ratio used with respect to the Combination. The warrants were called by the Company on July 25, 2017, and all warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

Pursuant to a Subscription Agreement dated March 31, 2017, a former Company employee subscribed to purchase 4,000 shares of our common stock in exchange for a cash payment of $1,001,080.00.

On July 25, 2017, we provided notice to all existing holders of the Company’s common stock that we are offering for sale up to approximately $20 million of the Company’s common stock at $150.000 per share to those stockholders who were accredited investors. We closed the July 2017 Subscription Offer on August 23, 2017.

Item 16. Exhibits and financial statement schedules

(a) Exhibits

Exhibit Index

Exhibit number	Description

1.1**	Form of Underwriting Agreement

2.1**†	Combination Agreement, dated as of February 3, 2017, by and among Nine Energy Service, Inc., Beckman Production Services, Inc. and Beckman Merger Sub, Inc.

3.1**	Form of Third Amended and Restated Certificate of Incorporation of Nine Energy Service, Inc.

3.2**	Form of Fourth Amended and Restated Bylaws of Nine Energy Service, Inc.

4.1**	Form of Common Stock Certificate

4.2**	Second Amended and Restated Stockholders Agreement, dated as of February 28, 2017, by and among Nine Energy Service, Inc. and the parties thereto

4.3**	Amendment to Second Amended and Restated Stockholders Agreement, dated as of July 24, 2017, by and among Nine Energy Service, Inc. and the parties thereto

5.1**	Form of Opinion of Vinson & Elkins L.L.P.

Exhibit number	Description

10.1**	Credit Agreement, dated as of September 14, 2017, among Nine Energy Service, Inc. and certain of its subsidiaries listed therein, Nine Energy Canada Inc., JPMorgan Chase Bank, N.A. and certain other financial institutions

10.2**	Amended and Restated Credit Agreement, dated as of June 30, 2014, by and among Nine Energy Service, Inc., Nine Energy Canada Inc., HSBC Bank USA, N.A., HSBC Bank Canada and certain other financial institutions listed therein

10.3**	First Amendment to Amended and Restated Credit Agreement and US Pledge and Security Agreement, dated as of May 13, 2016, by and among Nine Energy Service, Inc., Nine Energy Canada Inc., HSBC Bank USA, N.A., HSBC Bank Canada and certain other financial institutions and guarantors listed therein

10.4**	Second Amendment to Amended and Restated Credit Agreement and Limited Consent, dated as of August 2, 2017, by and among Nine Energy Service, Inc., Nine Energy Canada Inc., HSBC Bank USA, N.A., HSBC Bank Canada and certain other financial institutions and guarantors listed therein

10.5**	Credit Agreement, dated as of May 2, 2014, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions listed therein

10.6**	Agreement and Amendment No. 1 to Credit Agreement, dated as of August 26, 2014, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions and guarantors listed therein

10.7**	Master Assignment, Agreement and Amendment No. 2 to Credit Agreement, dated as of October 16, 2014, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions and guarantors listed therein

10.8**	Agreement and Amendment No. 3 to Credit Agreement, dated as of November 21, 2014, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions and guarantors listed therein

10.9**	Agreement and Amendment No. 4 to Credit Agreement, dated as of January 12, 2016, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions and guarantors listed therein

10.10**	Agreement and Amendment No. 5 to Credit Agreement, dated as of February 10, 2017, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions and guarantors listed therein

10.11**	Form of Indemnification Agreement between Nine Energy Service, Inc. and its directors and certain officers

10.12**	Nine Energy Service, Inc. 2011 Stock Incentive Plan, as amended and restated effective February 28, 2017

10.13**	Form of Nine Energy Service, Inc. Restricted Stock Agreement for Executives

10.14**	Form of Nine Energy Service, Inc. Nonstatutory Stock Option Agreement for Executives

10.15**	Form of Nine Energy Service, Inc. Restricted Stock Agreement for Directors

10.16**	Form of Nine Energy Service, Inc. Nonstatutory Stock Option Agreement for Directors

10.17**	Employment Agreement between Ann Fox and Nine Energy Service, LLC, dated as of July 6, 2015

10.18**	Employment Agreement between David Crombie and Crest Pumping Technologies, LLC, dated as of June 30, 2014

Exhibit number	Description

10.19**	Employment Agreement between Edward Bruce Morgan, Nine Energy Service, Inc. and Nine Energy Service, LLC, dated as of April 6, 2017

10.20**	Employment Agreement between Theodore R. Moore, Nine Energy Service, Inc. and Nine Energy Service, LLC, dated as of March 12, 2017

10.21***	Employment Agreement between Clinton Roeder, Nine Energy Service, Inc. and Nine Energy Service, LLC, dated as of November 20, 2017

10.22***

First Amendment to Credit Agreement, dated as of November  20, 2017, among Nine Energy Service, Inc. and certain of its subsidiaries listed therein, Nine Energy Canada Inc., JPMorgan Chase Bank, N.A. and certain other financial institutions

10.23***	First Amendment to Employment Agreement between Clinton Roeder, Nine Energy Service, Inc. and Nine Energy Service, LLC, dated as of December 21, 2017

21.1**	List of Subsidiaries

23.1***	Consent of PricewaterhouseCoopers LLP

23.2***	Consent of BDO USA, LLP

23.3*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

24.1**	Powers of Attorney (included on the signature page of this Registration Statement)

*	To be filed by amendment.
**	Previously filed.
***	Filed herewith.
†	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on December 21, 2017.

NINE ENERGY SERVICE, INC.

By:	/s/ Ann G. Fox
Ann G. Fox President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ Ann G. Fox Ann G. Fox	President, Chief Executive Officer and Director (Principal Executive Officer)	December 21, 2017

/s/ Clinton Roeder Clinton Roeder	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	December 21, 2017

/s/ Richard S. Woolston Richard S. Woolston	Chief Accounting Officer (Principal Accounting Officer)	December 21, 2017

* Ernie L. Danner	Chairman of the Board	December 21, 2017

* David C. Baldwin	Director	December 21, 2017

* Mark E. Baldwin	Director	December 21, 2017

Signature	Title	Date

* Curtis F. Harrell	Director	December 21, 2017

* Gary L. Thomas	Director	December 21, 2017

* Scott E. Schwinger	Director	December 21, 2017

* Andrew L. Waite	Director	December 21, 2017

*	/s/ Theodore R. Moore
Theodore R. Moore
Attorney-in-fact